Exhibit 99.1

GCL Announces Fiscal Year 2026 Financial Results

SINGAPORE– July 31, 2026 – GCL Global Holdings Ltd. (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced its financial results for the year ended March 31, 2026.

FY2026 Highlights

●	Revenues of $238.9 million, up 68.2% from the prior year period

●	Gross Margin of 10.3% compared to 15.0% in fiscal year 2025

●	Net loss of $26.2 million, compared to net income of $5.0 million in the same period last year

●	EBITDA loss of $18.9 million, compared to a gain of $10.8 million in fiscal year 2025.

“Fiscal 2026 marked a transformational year for GCL as we significantly expanded the breadth and strategic capabilities of our business, while delivering strong revenue growth,” said Sebastian Toke, Group CEO for GCL. “We continued our transition from a predominately distribution-led model toward a more diversified, higher-value platform combining publishing, proprietary content and scalable distribution capabilities. These investments have positioned the Company with broader capabilities, deeper market reach and a stronger foundation to serve customers more effectively in the global gaming market.

“While the investments made in publishing and IP development and the investment required to integrate and operate a substantially larger platform weighed on profitability during the year, we believe the strategic progress achieved in fiscal 2026 will allow us to return to profitability and create meaningful opportunities ahead. We are committed to increasing the contribution from higher-margin publishing and proprietary content, realizing integration efficiencies, maintaining disciplined working capital management, and steadily reducing leverage. We believe these initiatives will translate our expanded scale and growing publishing pipeline into long-term value for our shareholders.”

Revenues for fiscal year 2026 increased by 68.2% to US$238.9 million, compared with US$142.1 million in the prior year, reflecting the expansion of the Company’s operating platform, including the contribution from the Ban Leong business and continued activities across its gaming distribution and publishing operations.

Gross profit increased 16.4% year over year to $24.7 million for the year ended March 31, 2026. Gross margin decreased to 10.3% from 15.0% over the same period, primarily due to a higher contribution from higher-volume, lower-margin distribution activities within the Company’s expanded revenue base.

Selling and marketing expenses were $4.8 million for FY 2026 compared to $2.6 million in the prior year period, principally reflecting the larger scale of the Company’s operations and increased support for distribution and publishing activities. As a percentage of revenue, selling and marketing expenses remained broadly stable at approximately 2.0%.

General and administrative expense increased to $33.2 million for FY 2026 compared to $15.4 million in the same period last year, reflecting the consolidation and operation of a significantly larger Company, additional personnel and professional costs, integration activities and the Company’s operation for the first full fiscal year as a Nasdaq-listed company.

Net interest expense increased to US$3.0 million for the current period, reflecting higher borrowings associated with the Company’s acquisition activities and working capital requirements.

Net loss was $26.2 million for fiscal 2026, compared to net income of $5.0 million in the prior year period. The year-on-year movement also reflected the non-recurrence of a $5.3 million noncash fair value gain recorded in FY 2025 in relation to an investment in convertible notes. Loss per share, basic and diluted, was $0.20 for FY 2026, compared to a gain of $0.05 per share for the same period last year. While fiscal 2026 saw a loss making year for the group, overturning a profit from the year before, this was largely due to almost $20 million in one-off exceptional expenses such as professional fees linked to the acquisition of BLT and non-operational losses stemming from a change in fair value of derivative liabilities within the group.

EBITDA for fiscal year 2026 was a loss of US$18.9 million, compared with EBITDA of US$10.8 million in the prior fiscal year. However, EBITDA loss excluding a non-operational loss of USS$11.7 million on fair value on derivative liabilities and US$6.7 million of one-off expenses, is at US$0.5 million.

Balance Sheet

As of March 31, 2026, the Company had $36.6 million in cash and cash equivalents, compared to $18.2 million a year earlier. The Company reported positive working capital of approximately $42.9 million.

Inventory increased to $32.4 million from $5.9 million in the year ago period, primarily reflecting the expansion of the Company’s physical and games distribution activities and the working capital requirements of a larger business.

Total bank borrowings were approximately $54.0 million as of March 31, 2026, of which $32.3 million was classified as noncurrent and $21.7 million as current. The increase principally supported acquisition activities and the operating requirements of the expanded Company.

Outlook

Management expects the larger operating platform to support continued business scale in FY 2027. The Company will focus on improving its revenue mix, increasing contributions from higher-margin activities, enhancing operating efficiencies and improving on cash conversion.

The timing and financial contribution of individual game releases may vary depending on game development and launch schedules, and market conditions.

Key FY 2026 and Subsequent Developments

●	On September 4, 2025, GCL and subsidiary 4Divinity Pte. Ltd. (“4Divinity”) announced the launch of “Mandragora: Whispers of the Witch Tree” on PlayStation®5 and Nintendo Switch in Asia.

●	On September 5, 2025, GCL announced that it had entered into a global publishing agreement for the upcoming highly anticipated First-person shooter game “The Defiant.”

●	On September 11, 2025, 4Divinity signed a memorandum of understanding to acquire a 60% equity stake in Taiwan’s Alliance-Star International via a strategic share swap.

●	On March 31, 2026, GCL announced that 4Divinity had entered a multi-million, multi-year agreement with Syngrid Technology HK Limited, an international strategic infrastructure engine for esports ecosystem development and pan-entertainment content.

●	On April 14, 2026, GCL announced that 4Divinity entered an Asia-wide (excluding Japan) agreement with the developer of “Windrose” to lead the marketing, publishing, and distribution of game activation codes across the region for the highly anticipated pirate survival adventure game.

●	On May 19, 2026, GCL announced that ADATA Technology, a global leader in memory and storage solutions listed on the Taipei Exchange, invested an additional $10 million into 4Divinity, following ADATA’s initial investments of $3.0 million announced in December 2025 and $10.0 million announced in January 2026.

●	On May 26, 2026, GCL announced that 4Divinity, together with Leap Studio, officially launched “Realm of Ink,” the highly anticipated, fast-paced action roguelite in its full v1.0 release for PC and consoles.

●	On June 18, 2026, GCL announced that 4Divinity had secured worldwide publishing and distribution rights for the upcoming action-stealth RPG “A Whisper of Fall: Jinyiwei” from Chengdu Cangmo Information Technology Co., Ltd.

●	On June 30, 2026, GCL announced that 4Divnity had secured exclusive worldwide publishing and distribution rights from developer Eschatology Entertainment for its upcoming debut game, “Guns of Eschaton.”

Conference Call

The earnings release and related investor deck will be available prior to the event in the “Financial Results” section under “Financials”, while the live webcast will be available on the investor relations homepage and in the “Events” section under the “News & Events” header on the investor relations website at ir.gclglobalholdings.com.

For participants who wish to dial in to the conference, please register in advance using the link provided below and dial in 10 to 15 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Dial-in registration link

A webcast replay of the call will be available at ir.gclglobalholdings.com for one year following the call.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles and PCs.

Learn more at http://www.gclglobalholdings.com.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management, and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2026, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as EBITDA, have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). GCL believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations. GCL’s management uses these non-GAAP measures for trend analysis and for budgeting and planning purposes. GCL believes that the use of these non-GAAP measures provides an additional tool for investors to evaluate projected operating results and trends, as well as compare GCL’s financial measures with those of other similar companies, many of which also present similar non-GAAP financial measures to investors.

Management of GCL does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in GCL’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review GCL’s audited financial statements, which are presented in the most recent annual report on Form 20-F filed with the SEC on July 31, 2026, and not rely on any single financial measure to evaluate GCL’s business.

GCL Investor Relations:

Crocker Coulson

Crocker.coulson@aumadvisors.com

(646) 652-7185

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollar, except for the number of shares)

	March 31	March 31
	2026	2025

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$36,577,264	$18,247,380
Restricted cash	2,741,404	3,131,335
Accounts receivable, net	36,654,784	25,761,683
Amount due from related parties	164,292	392,334
Inventories, net	32,416,453	5,936,223
Other receivable and other current assets, net	2,654,096	1,733,022
Prepayments, net	13,868,916	6,239,861
Loan to third party	678,204	382,024
Derivative asset	326,766	269,119
Total current assets	126,082,179	62,092,981

NONCURRENT ASSETS
Property and equipment, net	1,624,600	380,315
Definite-lived intangible assets, net	6,146,890	2,207,852
Indefinite-lived intangible assets	10,051,143	14,324,323
Goodwill	12,351,587	2,990,394
Long-term investments	16,841,899	15,435,274
Prepayments, a related party	5,000,000	3,000,000
Operating leases right-of-use assets	3,416,686	442,376
Finance leases right-of-use assets	668,822	363,008
Deferred tax assets, net	997,954	351,060
Total noncurrent assets	57,099,581	39,494,602

TOTAL ASSETS	$183,181,760	$101,587,583

LIABILITIES, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans, current	$21,715,464	$10,500,085
Convertible notes, net of unamortized discounts of $20,979 and $0 as of March 31, 2026 and 2025	1,207,022	-
Accounts payable	32,825,509	28,389,357
Accounts payable, a related party	4,293,316	4,567,337
Contract liabilities	8,179,636	505,323
Other payables and accrued liabilities	9,972,124	4,702,791
Operating lease liabilities, current	1,663,734	376,751
Contingent consideration for acquisition, current	-	1,121,006
Finance leases liabilities, current	112,687	84,528
Amount due to related parties	1,042,949	683,338
Derivative liabilities	495,000	-
Tax payables	1,624,995	1,417,173
Total current liabilities	83,132,436	52,347,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	1,790,741	110,368
Finance leases liabilities, non-current	294,648	164,606
Bank loans, non-current	32,265,166	1,421,139
Deferred investment consideration payable	7,500,000	7,500,000
Derivative liabilities, non-current	16,206,000	3,086,519
Deferred tax liabilities	1,097,163	-
Total non-current liabilities	59,153,718	12,282,632

TOTAL LIABILITIES	142,286,154	64,630,321

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 500,000,000 shares authorized,130,135,432 and 126,276,372 shares issued as of March 31, 2026 and 2025, respectively, and 128,008,703 and 121,947,978 outstanding as of March 31, 2026 and 2025, respectively	12,803	12,196
Additional paid-in capital	44,213,702	18,149,582
(Accumulated deficit) retained earnings	(7,481,845)	17,513,985
Accumulated other comprehensive income	52,676	178,312
TOTAL GCL Global Holdings Ltd shareholders’ equity	36,797,336	35,854,075

Non-controlling interests	4,098,270	1,103,187

TOTAL SHAREHOLDERS’ EQUITY	40,895,606	36,957,262

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY	$183,181,760	$101,587,583

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (INCOME) LOSS

(Stated in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024

REVENUES
Revenues	$238,805,340	$140,563,181	$97,492,224
Revenues, a related party	118,749	1,509,405	42,477
TOTAL REVENUES	238,924,089	142,072,586	97,534,701

COST OF REVENUES
Cost of revenues	(202,693,150)	(104,995,460)	(65,970,028)
Cost of revenues, related parties	(11,502,810)	(15,833,765)	(18,246,215)
TOTAL COST OF REVENUES	(214,195,960)	(120,829,225)	(84,216,243)

GROSS PROFIT	24,728,129	21,243,361	13,318,458

OPERATING EXPENSES
Selling and marketing	(4,848,605)	(2,568,702)	(2,602,892)
General and administrative	(33,151,801)	(15,438,447)	(13,109,638)
TOTAL OPERATING EXPENSES	(38,000,406)	(18,007,149)	(15,712,530)

(LOSS) INCOME FROM OPERATIONS	(13,272,277)	3,236,212	(2,394,072)

OTHER INCOME (EXPENSE)
Other income, net	2,151,369	867,823	1,266,239
Interest expense, net	(3,039,054)	(2,255,934)	(507,803)
Change in fair value of contingent consideration for acquisition	(19,438)	(545,428)	(272,029)
Change in fair value of investment in convertible notes	(1,188,928)	5,254,103	-
Change in fair value of derivative asset and derivative liabilities	(10,595,140)	(378,683)	-
TOTAL OTHER (EXPENSE) INCOME, NET	(12,691,191)	2,941,881	486,407

(LOSS) INCOME BEFORE INCOME TAXES	(25,963,468)	6,178,093	(1,907,665)

INCOME TAXES EXPENSE	(239,753)	(1,128,672)	(53,291)

NET (LOSS) INCOME	(26,203,221)	5,049,421	(1,960,956)

Less: net loss attributable to non-controlling interests	(1,207,391)	(538,204)	(587,452)

NET (LOSS) INCOME ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD’S SHAREHOLDERS	$(24,995,830)	$5,587,625	$(1,373,504)

NET (LOSS) INCOME	(26,203,221)	5,049,421	(1,960,956)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(12,652)	312,217	(87,881)

COMPREHENSIVE (LOSS) INCOME	(26,215,873)	5,361,638	(2,048,837)

Less: total comprehensive loss attributable to non-controlling interests	(1,257,069)	(522,820)	(583,642)

Total comprehensive (loss) income attributable to GCL Global Holdings Ltd’s shareholders	$(24,958,804)	$5,884,458	$(1,465,195)

(LOSS) EARNING PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$(0.20)	$0.05	$(0.01)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING
Basic and diluted	123,232,562	107,184,280 *	105,013,283 *

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Net (loss) / income	(26,203,221)	5,049,421	(1,960,956)
Interest expense, net	3,039,054	2,255,934	507,803
Provision for income taxes	239,753	1,128,672	53,291
Depreciation and amortization expenses	4,018,456	2,369,036	2,371,718
EBITDA	(18,905,958)	10,803,063	971,856